Exhibit - 10 ii



                           Reimbursement Agreements


At present The NorthPoint Capital Fund will not reimburse officers of the cor-poration and directors to compensate for travel expenses associated with per-formance of their duties. As the Fund grows in total assets, the Board of Dir-ectors may pay directors' travel expenses and place officers and directors of the corporation on salaries commensurate with their duties.

The Fund has no plans to compensate officers, employees and directors who are affiliated with the Investment Adviser except indirectly through payment of the management fee.


































                                     - 1 -